

03 SEP -8 AM 7:21

August 22, 2003



03029748

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-13 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com



NEWS RELEASE

August 22, 2003

News Release #03-13

Reg. No 82-3200

SIRIT Inc. Announces Internal Restructuring

RFID leader implements organizational changes positioning the company to capitalize on the rapidly evolving Radio Frequency Identification (RFID) market.

Vancouver, BC and Toronto, ON – August 22, 2003 – SIRIT Inc. ("SIRIT") (TSX: SI), a leader in RFID technology solutions announces a corporate restructuring program designed to reduce operating expenses thereby focusing additional resources on strategic product and market development.

This restructuring program will result in a reduction of overhead costs achieved through a flatter corporate structure and consolidation of the finance, engineering and manufacturing departments, thereby aligning its cost structure with its current operations. This will enable SIRIT to take advantage of market opportunities as they arise. The Company anticipates it will take a one-time, pre-tax restructuring charge of approximately $1 million in the third quarter 2003. The resultant reduction in overhead costs is anticipated to be approximately $2 million per annum, assuming the current level of operations.

The following summarizes the restructuring currently taking place at SIRIT:

William Staudt, Chairman and CEO, has assumed the daily operational responsibilities for SIRIT. Since assuming the Chairman and CEO position nine months ago, Mr. Staudt has spent considerable time and effort developing and implementing SIRIT's corporate strategy. His in-depth understanding of SIRIT's business and marketplace will be a strong asset as the Company continues to grow and develop in the RFID space.

Michael Houle, former President, has left SIRIT to pursue other opportunities. Mr. Houle's contributions have greatly assisted SIRIT during the past two years and the Company thanks him for his dedication. Mr. Houle's responsibilities have been assumed by Mr. Staudt.

Michael Breslin has assumed responsibility for the Transportation Mobility Solutions (TMS) Division in conjunction with his role as head of the Toll Division. Inherent synergies identified in these divisions allow for the streamlining of operations. The TMS and Toll Divisions both market and manufacture leading edge technology for access control and tolling applications.

SIRIT is consolidating its engineering and manufacturing activities in the Carrollton, Texas location under the direction of Loek d'Hont, CTO and Don Bergeron, Vice President, Manufacturing. This involves the transition of the majority of the Loughborough, UK operations to Carrollton, leaving a highly capable core staff in the UK to focus on selected new product development and customer relationships. Mr. d'Hont's renowned expertise in the RFID space can now be capitalized on to support the Company's future growth initiatives.

SIRIT will combine the Vancouver and Mississauga finance functions into the Mississauga location. John Fairchild, CFO, has decided not to relocate to Mississauga and therefore will be leaving SIRIT as part of the restructuring process. Mr. Fairchild has been dedicated to SIRIT and its predecessor companies for over 9 years. SIRIT will pursue a consulting contract with Mr. Fairchild, who will be assisting with the transition process. Anastasia Chodarcewicz will assume the role of CFO in Mississauga.

Mr. Staudt commented, "The initiatives announced today will serve to strengthen SIRIT as it participates in the most exciting and promising years in the evolution of the RFID industry. Our focus is on building a structure that is able to react to the demands of the marketplace and our customers, as well as develop a suite of products that will lead the next generation of deployment in RFID."

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including supply chain management, electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

The securities issued to Evansville in the private placement have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat	Fred Veinot
Investor Relations and Administration	Vice President, Marketing
Tel.: 1-800-626-7221	Tel.: 1-800-498-8760 ext. 225
jsegat@sirit.com	fveinot@sirit.com



August 22, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of a Material Change Report regarding the Rights Offering (News Release #03-12) for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT

Reg. No 82-3200

Item 1 **Reporting Issuer:**

SIRIT Inc.
Suite 2450 - 650 West Georgia Street
Vancouver, BC V6B 4N7

Item 2 **Date of Material Change:**

August 19, 2003

Item 3 **Press Release:**

News Release #03-12 dated August 20, 2003 issued by SIRIT Inc., Vancouver, BC, and Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On August 20, 2003, SIRIT Inc. ("SIRIT") announced that it has successfully completed its rights offering of 11,380,312 SIRIT common shares at CDN $.01575 per share resulting in gross proceeds of CDN $1,792,399 to SIRIT and a private placement of 4,492,703 SIRIT common shares at CDN $0.1575 per share resulting in gross proceeds of CDN $707,601 to SIRIT.

Item 5 **Full Description of Material Change:**

On August 20, 2003, SIRIT announced that it has successfully completed its rights offering of 11,380,312 SIRIT common shares at CDN$0.1575 per share and that common shares issued pursuant to additional subscription privileges have now been allocated. The issue was substantially oversubscribed. The offering resulted in gross proceeds of CDN$1,792,399 to SIRIT.

Evansville, Ltd. acted as standby purchaser in connection with the rights offering. Evansville also agreed to purchase by way of private placement 4,492,703 common shares of SIRIT at CDN$0.1575 per share, subject to SIRIT obtaining all requisite regulatory approvals, including the approval of the Toronto Stock Exchange. The private placement was closed in escrow concurrently with the closing of the rights offering, pending final approval of the Toronto Stock Exchange which is expected to be received within the next few weeks. Total gross proceeds received by SIRIT pursuant to the rights offering and the private placement were CDN$2,500,000.

Following the rights offering and the private placement, there are an aggregate of 61,394,264 common shares of SIRIT issued and outstanding. Evansville has advised SIRIT that following completion of the rights offering and the private placement it now owns 8,867,321 (14.4%) common shares of SIRIT.

As at the time of closing of the rights offering and the private placement, SIRIT owed approximately CDN$1,785,437 to Evansville (principal and accrued interest) pursuant to a bridge loan facility. All amounts owing to Evansville under the bridge loan facility were repaid with the proceeds received from the rights offering and the private placement. The balance of the proceeds received will be used to fund SIRIT's continued growth.

Addendum to News Release:

Approval of the private placement by the Toronto Stock Exchange was in fact received at the August 19, 2003 closing, thus rendering the escrow unnecessary and the shares were issued August 19, 2003.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

John P. Fairchild, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

August 22, 2003
Vancouver, BC

SIRIT Inc.

"John P. Fairchild" 

Per: John P. Fairchild
Chief Financial Officer and Corporate Secretary



August 22, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of a Material Change Report regarding the Rights Offering (News Release #03-13) for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:** **Reg. No 82-3200**

SIRIT Inc.
Suite 2450 - 650 West Georgia Street
Vancouver, BC V6B 4N7

Item 2 **Date of Material Change:**

August 22, 2003

Item 3 **Press Release:**

News Release #03-13 dated August 22, 2003 issued by SIRIT Inc., Vancouver, BC, and Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On August 22, 2003, SIRIT Inc. ("SIRIT") announced a restructuring and reorganization designed to reduce operating expenses thereby focusing additional resources on strategic product and market development. SIRIT anticipates it will take a one-time pre-tax restructuring charge of approximately $1 million in the third quarter 2003 which resulting reduction in overhead costs is anticipated to be approximately $2 million per annum, assuming the current level of operations.

Item 5 **Full Description of Material Change:**

On August 20, 2003, SIRIT announced a corporate restructuring program designed to reduce operating expenses thereby focusing additional resources on strategic product and market development.

This restructuring program will result in a reduction of overhead costs achieved through a flatter corporate structure and consolidation of the finance, engineering and manufacturing departments, thereby aligning its cost structure with its current operations. This will enable SIRIT to take advantage of market opportunities as they arise. The Company anticipates it will take a one-time, pre-tax restructuring charge of approximately $1 million in the third quarter 2003. The resultant reduction in overhead costs is anticipated to be approximately $2 million per annum, assuming the current level of operations.

The following summarizes the restructuring currently taking place at SIRIT:

William Staudt, Chairman and CEO, has assumed the daily operational responsibilities for SIRIT. Since assuming the Chairman and CEO position nine months ago, Mr. Staudt has spent considerable time and effort developing and implementing SIRIT's corporate strategy. His in-depth understanding of SIRIT's business and marketplace will be a strong asset as the Company continues to grow and develop in the RFID space.

Michael Houle, former President, has left SIRIT to pursue other opportunities. Mr. Houle's contributions have greatly assisted SIRIT during the past two years and the Company thanks him for his dedication. Mr. Houle's responsibilities have been assumed by Mr. Staudt.

Michael Breslin has assumed responsibility for the Transportation Mobility Solutions (TMS) Division in conjunction with his role as head of the Toll Division. Inherent synergies identified in these divisions allow for the streamlining of operations. The TMS and Toll Divisions both market and manufacture leading edge technology for access control and tolling applications.

SIRIT is consolidating its engineering and manufacturing activities in the Carrollton, Texas location under the direction of Loek d'Hont, CTO and Don Bergeron, Vice President, Manufacturing. This involves the transition of the majority of the Loughborough, UK operations to Carrollton, leaving a highly capable core staff in the UK to focus on selected new product development and customer relationships. Mr. d'Hont's renowned expertise in the RFID space can now be capitalized on to support the Company's future growth initiatives.

SIRIT will combine the Vancouver and Mississauga finance functions into the Mississauga location. John Fairchild, CFO, has decided not to relocate to Mississauga and therefore will be leaving SIRIT as part of the restructuring process. Mr. Fairchild has been dedicated to SIRIT and its predecessor companies for over 9 years. SIRIT will pursue a consulting contract with Mr. Fairchild, who will be assisting with the transition process. Anastasia Chodarcewicz will assume the role of CFO in Mississauga.

Mr. Staudt commented, "The initiatives announced today will serve to strengthen SIRIT as it participates in the most exciting and promising years in the evolution of the RFID industry. Our focus is on building a structure that is able to react to the demands of the marketplace and our customers, as well as develop a suite of products that will lead the next generation of deployment in RFID."

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

John P. Fairchild, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

August 22, 2003
Vancouver, BC

SIRIT Inc.

"John P. Fairchild" 

Per: John P. Fairchild
Chief Financial Officer and Corporate Secretary